02041531

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 20, 2002

Datalex plc

(Translation of registrant's name into English)

Howth House
Harbour Road
Howth, County Dublin
Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

CRGH

Datalex plc

INDEX TO EXHIBITS

<u>Item</u>

1. 2001 Annual Report of Datalex plc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Datalex plc

Date: June 20, 2002

By:
Name: Liam Booth
Title: Finance Director

ITEM 1

DATALEX
ACCELERATING TRAVEL TECHNOLOGY

Datalex plc
Howth House,
Harbour Road, Howth
County Dublin, Ireland.

Telephone: +353 1 839 1787
Facsimile: +353 1 839 1781
Website: www.datalex.com
Email: info@datalex.ie


DATALEX
ACCELERATING TRAVEL TECHNOLOGY

annual report 2001

contents

"A key change that will be made from the past is to shift towards a solutions-oriented sales focus and component-based development strategy in order to widen our respective market"



Neil Beck
CHIEF EXECUTIVE OFFICER

2001 was a challenging year for the industry and the economy. The events of September 11 will live with us for a long time. The barbaric act not only had an immediate affect on the industry and the economy, but also on the psyche of civilized people across the globe. Our hearts go out to shareholders, customers, partners and employees who were in any way impacted personally by this event.

Financially, September 11 exacerbated an already sluggish economic situation in the United States and around the world. We entered 2001 with the technology sector being out of favor with the financial markets. We ended the year with increased uncertainty as to what opportunities 2002 would bring to the Company.

Introduction

The Company's focus in 2001 was leveraging the existing solutions and products in our portfolio to develop a more coherent and stronger value proposition for the marketplace. To that end, integrating our existing businesses and analyzing our resources was a priority over any additional acquisitions or expenditures. The economic uncertainty that impacted our customers' ability to implement new projects or continue with existing projects made it imperative to address the fundamentals of our business, reducing our cost-base to a level commensurate with revenues while maintaining the scalability to respond as and when the marketplace recovers. This required taking a number of employee actions, closing offices that were no longer justified, sunsetting products that could no longer generate sufficient return and maximizing diversification through the disposal of one of our operating divisions. Since the year end the Company delisted from NASDAQ reflecting the very small US shareholder base. This will give rise to further cost savings.

The result of the actions taken during 2001 gives a US$23 million improvement in the overall cost base of the Company. As difficult as some of these decisions were, they were absolutely necessary to increase the efficiency and productivity of the Company in the midst of challenging times. Today, your Company is more prepared than ever to take advantage of existing and new market opportunities.

Organizational changes were also taken to improve productivity and eliminate unnecessary redundancy. That new structure eliminated our regional organizations and centralized our management. This allowed for greater cross utilization of resources, greater focus and an improved sense of a single company vision. We are already seeing vastly improved operating efficiency. The last quarter of the year saw a marked reduction in our cost base over the previous quarter, and we feel we are positioned well in 2002 with the new cost structure to generate enhanced revenues.

Our Strategy

Our improved cost structure will return reduced losses in the early part of the year. Profitability will require an improving revenue performance as a result of a sharper focus on our markets and customer needs and will depend on an improving economy. The key company strategies are those that will have the greatest impact on ensuring the long-term positioning of the Company and include improved market planning, a constant review of internal efficiencies, realignment of the customer engagement cycle and a cross-departmental focus on quality.

We will focus on the key opportunities and trends by providing software and professional services to travel suppliers and their distribution intermediaries for the purpose of automating processes to reduce costs and increase revenues. A key change that will be made from the past is to shift towards a solutions-oriented sales focus and component-based development strategy in order to widen our respective market by addressing a wider array of customer problems with more multi-purpose technology. Rather than presenting ourselves to the market as the supplier of a defined portfolio of products, we will go forward with a new solutions set that moves towards a more market and customer-focused definition.

Our Values

We will adopt a series of new key business drivers in 2002 that will change work practices and present a different value proposition to the customer. We do so to ensure a definitive step is taken towards profitability and that we concentrate on reflecting on our value and relevancy to the market. We will embed these new core company values into our behaviour across the Company.

Corporate Governance

As a public company, we continue to aim to comply with best practices in relation to corporate governance. The Audit and Remuneration Committees operated by your board are actively involved in the Company's strategy and decisions, with representation and counsel of our non-executive directors.

Financials

The Company incurred a US$28.5 million operating loss before amortization and exceptional costs in 2001, a number that should be dramatically reduced in fiscal year 2002 as a result of our cost management program and other business efficiencies. The 2001 loss included a number of one-time charges necessary to implement longer term operating efficiency. Year-end net cash balance remains strong at US$50 million and the Company enters 2002 with a strong set of products, a solid business model and a committed work force.

> *The expertise and commitment of the employees allowed us to continue delivering projects to customers, expand customer relationships and enhance our business strategy*



Michael Quinn
CHAIRMAN

Operating summary for the year included:

- Total revenues for 2001 were US$29.1 million, a decrease of 13 percent from US$33.3 million in 2000.
- Gross margin for 2001 decreased to 20 percent from 25 percent in 2000, before non-cash share compensation charges.
- Excluding non-cash share compensation, exceptional items (primarily related to goodwill impairment arising from past acquisitions) and amortisation costs, the net operating loss for the year was US$28.5 million (2000: US$15.5 million).
- Adjusted net loss of US$0.41 per ordinary share. Year-end net cash balance remains strong at US$50 million.

Product Development & Innovation

In 2001, Datalex undertook numerous development initiatives that enabled the Company to rapidly deploy new products to meet the growing demand for e-Business solutions that deliver expanded scalability and extensibility.

- Launch of BookIt! CONSUMER v2.3, a Java-based technology that weaves competitive advantage into next-generation online booking engine for the global travel and transportation industry.
- The first Web-enabled implementation of BookIt! TOUR providing real-time access for travel management, inventories and booking, driving enterprise-wide membership travel-tour services.
- The leveraging of the XMAX AirWare product for use with BookIt! TOUR, providing a full solution platform for vendors of air inclusive vacation packages.
- The launch of BookIt! MATRIX, an infrastructure integration solution that reflects Datalex's vision in continuing to develop and deliver innovative and complementary e-Business solutions to the global travel industry.
- The introduction of BookIt! CORPORATE, a solution to enable travel management companies and suppliers to build market share, reduce distribution costs, improve travel purchase decision-making and improve customer service leveraging the latest developments in travel and information technology.

Employees

At the end of 2001, Datalex had 277 employees in eight offices around the world. In addition to this we also retained the services of 32 contract staff and have a number of associates in related companies. The number reflects an approximate reduction of 200 employees who were impacted by redundancy and cost-cutting action in the latter half of 2001. The expertise and commitment of the employees allowed us to continue delivering projects to customers, expand customer relationships and enhance our business strategy. Our workforce is trained, talented and eager to expand into new channels and technologies. The Company's core mission of creating value to our customers with solutions that increase productivity, open new channels, simplify process and increase yield has never been more relevant. The marketplace recognizes this dynamic, and our innovation, relationships and interest from prospective customers continues to strengthen.

On behalf of the Board and shareholders, we would like to pay a special tribute to the employees who have remained committed and loyal to the Company through these challenging times.

Board

John Tierney resigned as Chairman of the Board in September and was replaced by Neil Wilson as Executive Chairman. Armin Meier also resigned as a non-executive director during the year. We added two new non-executive Board members, Paschal Taggart and Michael Quinn and it is our intention to continue to move toward a Board with greater non-executive participation. On April 11, 2002, Michael Quinn was appointed non-Executive Chairman. We would like to formally record our appreciation for John and Armin's work and for the valuable contribution made by all members of the Board.

Management

A number of senior management changes took place during 2001 including Neil Beck's appointment at Chief Executive. Under the new leadership we have revamped the management structure, eliminated redundancy and improved focus through the streamlining of reporting structures. This process continues today, as your Company remains vigilant in its approach to changing markets and changing conditions.



Under the new leadership we have revamped the management structure, eliminated redundancy, removed excess layers and improved focus through the streamlining of reporting structures

Conclusion

Despite the bleak background of September 11th and the general slowing of world markets, there are strong opportunities to seize the challenge for those that are nimble and able to react quickly. Overlaying this we also see the stock markets around the world have begun to come back and investor confidence is returning. So, we conclude that whilst the future will be challenging and somewhat ill defined for the next period, your Board and management are working extremely hard to improve the Company's performance in 2002.

The Company is now in a position to respond to market needs more aggressively and efficiently. The demand for infrastructure products will continue to strengthen as those travel companies affected by the economic downturn show signs of improvement and look to reduce their distribution costs while expanding and creating new channels. Our current product suite will address these opportunities.

Our focus for 2002 will be in continuing to position our products to capitalize on the growing market demand. We are encouraged by the amount of activity and renewed interest from current and prospective customers in our existing suite of products, reinforcing our position as an industry leader in providing technology solutions to the travel industry. We need to convert this increased activity into additional revenue. In addition, the reduction in our cost base should allow us to see improved margins and a lower cash operating loss.

Your Company is fundamentally committed to return to profitability and to take the actions required to meet that goal. The reductions in our cost base taken in the latter half of the year reflect a renewed focus on profitability through increased productivity and greater cost-efficiency.

Significant challenges remain in 2002. We have taken steps to put the Company on the path to profitability. An economic recovery will accelerate our business plan to reach this goal. Your Company will remain committed to fiscal soundness, transparent reporting, and a sound growth strategy for 2002.

We would like to thank everyone involved in the Company during what has been a difficult year. In particular our appreciation to every customer, for your recognition of Datalex as your preferred solutions provider and our appreciation to every fellow employee for your dedication and hard work.

Michael Quinn
CHAIRMAN

Neil Beck
CHIEF EXECUTIVE OFFICER

Corporate Governance

The directors are committed to maintaining the highest standards of corporate governance.

The Company adheres to the Principles of Good Governance and Code of Best Practice (the "Combined Code") adopted by the Irish Stock Exchange, so far as is appropriate having regard to the Company's size. The Directors have established principles of governance, which are summarized below.

The Board

The Company is headed by an effective board, which consists of five executive and five non-executive directors.

There is a formal schedule of matters reserved for the Board for consideration and decision. These include approving annual operating and capital budgets; acquisitions and disposals; risk management policies; determining the Company's strategic objectives and policies.

The Board meets at least six times throughout the year. The Directors are provided in advance of each Board meeting with information to enable them to discharge their duties. Any additional information requested by Directors is readily provided.

The role of the Chairman is separate from the role of the Chief Executive Officer with clearly defined responsibilities attaching to each.

Each of the directors is required to submit himself for re-election at least once every three years in accordance with the Company's articles of association. The articles of association require that, following co-option, directors must retire at the next Annual General Meeting and may go before the shareholders for re-election.

The Board has established an audit committee and a remuneration committee.

Audit Committee

The Audit Committee comprises Barton Kilcoyne, Michael Quinn and Pascal Taggart all of whom are non-executive directors. The Audit Committee meets at least four times each year. The Committee has responsibility for, among other things, planning and reviewing the Company's annual and quarterly reports and accounts and the involvement of external auditors in that process, focusing particularly on compliance with legal requirements and accounting standards and the requirements of the Irish Stock Exchange, and ensuring that an effective system of internal financial controls is maintained.

Remuneration Committee

The Remuneration Committee comprises Peter Lennon, Pascal Taggart and Michael Quinn all of whom are non-executive directors. The Remuneration Committee meets at least two times per year. The Committee has responsibility for determining the Company's policy on compensation of directors and senior executives and making recommendations to the Board on the remuneration and appointment of directors and senior executives.

Internal Controls

The Directors acknowledge that they have overall responsibility for the Group's system of internal control and have delegated responsibility for the implementation of this system to executive management. This system includes financial controls, which enable the Board to meet its responsibilities for the integrity and accuracy of the Group's accounting records. The Audit Committee is authorized to review the internal financial control systems of the Company.

Report of Independent Auditors

The Board of Directors and Shareholders, Datalex plc

We have audited the accompanying consolidated balance sheets of Datalex plc and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statement of operations, changes in shareholders' equity and cash flows for each of the years ended December 31, 1999, 2000 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Datalex plc and its subsidiaries at December 31, 2000 and 2001, and the consolidated results of their operations, and their cash flows for each of the three years ended December 31, 1999, 2000 and 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen

Arthur Andersen
Dublin, Ireland

February 19, 2002

Consolidated Balance Sheets
(In thousands, except share and per share data)

ASSETS

	December 31, 2000	December 31, 2001
Current Assets		
Cash and cash equivalents	$83,987	$58,159
Accounts receivable, net of allowances for doubtful accounts of US$59 and US$3,238 at December 31, 2000 and 2001	13,137	4,952
Government grants receivable	375	235
Inventories	100	3
Loan to associate company	2,042	-
Other	4,056	2,668
Total current assets	103,697	66,017
Prepaid operating lease	231	231
Other investments	10,510	911
Property and equipment, net	8,749	5,469
Intangible assets, net (Note 3)	59,365	9,420
Total assets	$182,552	$82,048

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets (Continued)
(In thousands, except share and per share data)

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2000	December 31, 2001
Current Liabilities:		
Accounts payable	$3,719	$1,874
Accrued payroll and related taxes	2,506	929
Accrued expenses and other liabilities	1,843	1,746
Accrued share issue expenses	47	58
Deferred revenue	4,931	2,600
Deferred tax liability	1,048	155
Current portion of government grants repayable	363	70
Notes payable	7,975	7,750
Restructuring provision	-	1,569
Total current liabilities	22,432	16,751
Notes payable	291	-
Minority interests in consolidated subsidiaries	674	2,530
Total liabilities	$23,397	$19,281
Shareholders' Equity:		
Deferred shares, IR£1 par value, 30,000 shares authorized, 30,000 issued and outstanding at December 31, 2000 and 2001, respectively (Note 6)	8	8
Convertible redeemable shares, US$0.10 par value, 4,500,000 shares authorized, 2,600,303 and 2,541,703 issued and outstanding at December 31, 2000 and 2001, respectively (Note 6)	260	254
Ordinary shares, US$0.10 par value, 100,000,000 shares authorized; 65,269,559 and 65,555,859 issued and outstanding at December 31, 2000 and 2001, respectively (Note 6)	6,527	6,555
Additional paid-in capital	228,611	227,699
Accumulated deficit	(71,963)	(170,587)
Deferred acquisition earn-out	188	-
Deferred compensation expenses	(3,777)	(1,291)
Unamortized warrant costs	(219)	-
Accumulated other comprehensive loss	(480)	(525)
Shares to be issued	-	654
Total shareholders' equity	159,155	62,767
Total liabilities and shareholders' equity	$182,552	$82,048

The accompanying notes are an integral part of these financial statements

Consolidated Statements of Operations
(In thousands, except share and per share data)

	For the years ended December 31		
	1999	2000	2001
Revenues:			
Product revenues	$4,808	$11,275	$7,328
Service revenues	8,265	20,428	21,728
Other revenues	–	1,619	57
	13,073	33,322	29,113
Costs of revenues:			
Cost of product revenues	1,293	904	155
Cost of service revenues:			
Non-cash share compensation expenses	380	1,354	135
Other costs of service revenues	7,079	22,657	23,122
	7,459	24,011	23,257
Cost of other revenues	–	1,482	47
	8,752	26,397	23,459
Gross margin	4,321	6,925	5,654
Operating expenses			
Sales and marketing:			
Non-cash share compensation expenses	138	3,735	3,012
Other sales and marketing expenses	3,316	8,270	12,450
	3,454	12,005	15,462
Research and development:			
Non-cash share compensation expenses	236	1,439	206
Other research and development expenses	1,943	6,357	11,320
	2,179	7,796	11,526
General and administrative:			
Non-cash share compensation expenses	650	24,214	650
Other general and administrative expenses	3,898	9,153	10,476
	4,548	33,367	11,126

Consolidated Statements of Operations (continued)
(In thousands, except share and per share data)

	For the years ended December 31		
	1999	2000	2001
Write-off of in-process research and development (Note 4)	–	5,032	–
Amortization of acquisition related intangible assets	1,823	16,561	17,724
Impairment of goodwill and financial investments	–	–	45,509
Restructuring charge (Note 3)	–	–	4,217
	12,004	74,761	105,564
Loss from operations	(7,683)	(67,836)	(99,910)
Interest income, net	38	1,906	2,740
Exchange gain (loss), net	133	(138)	(838)
Loss before provision for income taxes	(7,512)	(66,068)	(98,008)
Provision for income taxes (Note 7)	64	126	344
Group share of operating loss of associate companies	–	–	(1,165)
Minority interest in loss of consolidated subsidiaries	16	174	572
Net loss	$(7,432)	$(65,768)	$(98,257)
Net loss per ordinary share - basic and diluted	$(0.39)	$(1.40)	$(1.50)
Shares used in computing basic and diluted net loss per share amounts	19,024,428	46,836,829	65,708,256

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity - 1999 (In thousands, except share data)

	Ordinary Shares		Convertible Redeemable Shares		Additional Paid In	Accumulated Income	Accumulated Other Comprehensive	Deferred Acquisition	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Earn-out	Equity
Balance at December 31, 1998	17,249,478	$812	–	$–	$5,849	$1,384	$–	$–	$8,045
Sale of ordinary shares	9,073,572	395	–	–	22,827	–	–	–	23,222
Expenses of share issues	–	–	–	–	(436)	–	–	–	(436)
Shares issued in NRG earn-out	114,750	6	–	–	215	–	–	–	221
Shares issued in Web Ventures earn-out	507,339	23	–	–	977	–	–	–	1,000
Shares issued in ICCS acquisition	249,999	12	–	–	488	–	–	–	500
Shares issued in NICS acquisition	499,998	22	–	–	978	–	–	–	1,000
Deferred acquisition earn-out in connection with ATS acquisition	–	–	–	–	–	–	–	126	126
Shares issued under Employee Share Participation Scheme	104,526	5	–	–	204	–	–	–	209
Issuance of convertible redeemable shares	–	–	1,381,200	63	–	–	–	–	63
Currency translation adjustment	–	–	–	–	–	–	(365)	–	(365)
Net loss	–	–	–	–	–	(7,432)	–	–	(7,432)
Compensation expense on issuance of convertible redeemable shares	–	–	–	–	1,404	–	–	–	1,404
Balance at December 31, 1999	27,799,662	$1,275	1,381,200	$63	$32,506	$(6,048)	$(365)	$126	$27,557

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity - 2000 (In thousands, except share data)

	Ordinary Shares		Deferred Shares		Convertible Redeemable Shares		Additional Paid In	Accumulated	Accumulated Other Comprehensive	Deferred Acquisition	Deferred Share	Unamortized Warrant	Total Shareholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Earn-out	Compensation	Cost	Equity
Balance at December 31, 1999	27,799,662	$1,275	–	$ –	1,381,200	$63	$32,506	$(6,048)	$(365)	$126	$ –	$ –	$27,557
Sale of ordinary shares													
to employees	7,309,140	309	–	–	–	–	20,176	–	–	–	–	–	20,485
to Atraxis AG (Note 6)	3,852,555	162	–	–	–	–	10,638	–	–	–	–	–	10,800
to Worldspan	1,500,000	150	–	–	–	–	9,850	–	–	–	–	–	10,000
to other parties	4,468,437	218	–	–	–	–	14,311	–	–	–	–	–	14,529
on Initial Public Offering	12,360,601	1,236			–	–	69,837	–	–	–	–	–	71,073
issue of Deferred Shares	–	–	30,000	8	–	–	–	–	–	–	–	–	8
Fair value adjustments in respect of sale of ordinary shares													
to employees	–	–	–	–	–	–	20,929	–	–	–	–	–	20,929
to Atraxis AG (Note 6)	–	–	–	–	–	–	11,031	–	–	–	–	–	11,031
Expenses of share issues	–	–	–	–	–	–	(10,857)	–	–	–	–	–	(10,857)
Issuance of shares, options and warrants in connection with acquisition of:													
Hyperion (final 30%)	500,400	20	–	–	–	–	1,383	–	–	–	–	–	1,403
Teamwork	2,183,109	92	–	–	–	–	9,441	–	–	–	–	–	9,533
Sight & Sound	4,226,469	177	–	–	–	–	25,933	–	–	–	(479)	–	25,631
Datalex Australasia (final 30%)	36,000	4	–	–	–	–	200	–	–	–	–	–	204
Yatra(50%)	900,000	$90	–	$–	–	$–	$4,635	$–	$–	$–	$–	$–	$4,725

(continued overleaf)

Consolidated Statements of Changes in Shareholders' Equity - 2000 (Continued) (In thousands, except share data)

	Ordinary Shares		Deferred Shares		Convertible Redeemable Shares		Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Deferred Acquisition Earn-out	Deferred Share Compensation	Unamortized Warrant Cost	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount							
Deferred acquisition earn-out in connection with ATS acquisition	–	$–	–	$–	–	$–	$–	$–	$–	$496	$–	$–	$496
Ordinary shares issued under earn-out in connection with ATS acquisition	88,020	8	–	–	–	–	426	–	–	(434)	–	–	–
Issue of warrants to customers	–	–	–	–	–	–	1,447	–	–	–	–	(1,447)	–
Issuance of convertible redeemable shares	–	–	–	–	1,256,469	48	–	–	–	–	–	–	48
Conversion of convertible redeemable shares	37,366	4	–	–	(37,366)	(4)	62	–	–	–	–	–	62
Issuance of ordinary shares on exercise of options	7,800	1	–	–	–	–	24	–	–	–	–	–	25
Compensation expense arising on convertible redeemable shares	–	–	–	–	–	–	4,186	–	–	–	(1,168)	–	3,018
Compensation expense on issuance of "B" convertible redeemable shares and options	–	–	–	–	–	–	5,538	–	–	–	(5,538)	–	–
Amortization of deferred compensation expense and warrant costs	–	–	–	–	–	–	–	–	–	–	3,408	1,077	4,485
Revaluation of warrant cost to customer	–	–	–	–	–	–	(151)	–	–	–	–	151	–
Currency translation adjustment	–	–	–	–	–	–	–	–	(115)	–	–	–	(115)
Net loss	–	–	–	–	–	–	–	(65,768)	–	–	–	–	(65,768)
Loss on stock issuance by Subsidary	–	–	–	–	–	–	–	(147)	–	–	–	–	(147)
Capital reorganization on 4 August, 2000 (Note 1)	–	2,781	–	–	–	153	(2,934)	–	–	–	–	–	–
Balance at December 31, 2000	65,269,559	$6,527	30,000	$8	2,600,303	$260	$228,611	$(71,963)	$(480)	$188	$(3,777)	$(219)	$159,155

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity - 2001 (In thousands, except share data)

	Ordinary Shares		Deferred Shares		Convertible Redeemable Shares		Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Deferred Acquisition Earn-out	Deferred Share Compensation	Unamortized Warrant Cost	Shares to be Issued	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount								
Balance at December 31, 2000	65,269,559	$6,527	30,000	$8	2,600,303	$260	$228,611	$(71,963)	$(480)	$188	$(3,777)	$(219)	$–	$159,155
Conversion of convertible redeemable shares	58,600	6	–	–	(58,600)	(6)	46	–	–	–	–	–	–	46
Issuance of ordinary shares on exercise of options	77,700	7	–	–	–	–	236	–	–	–	–	–	–	243
Ordinary shares issued upon conversion of ATS convertible loan note	150,000	15	–	–	–	–	765	–	–	–	–	–	–	780
Amortization of deferred compensation expense and warrant costs	–	–	–	–	–	–	–	–	–	–	625	219	–	844
Reversal of deferred share compensation expense due to employee terminations	–	–	–	–	–	–	(2,049)	–	–	–	2,049	–	–	–
Share issue expenses	–	–	–	–	–	–	(98)	–	–	–	–	–	–	(98)
Ordinary shares to be issued in future periods in connection with the acquisitions of:														
Xmax	–	–	–	–	–	–	188	–	–	–	(188)	–	297	297
ATS	–	–	–	–	–	–	–	–	–	(188)	–	–	357	169
Currency Translation adjustment	–	–	–	–	–	–	–	–	(45)	–	–	–	–	(45)
Net loss	–	–	–	–	–	–	–	(98,257)	–	–	–	–	–	(98,257)
Loss on stock issuance by subsidiary	–	–	–	–	–	–	–	(367)	–	–	–	–	–	(367)
Balance at December 31, 2001	65,555,859	$6,555	30,000	$8	2,541,703	$254	$277,699	$(170,587)	$(525)	$–	$(1,291)	$–	$654	$62,767

The accompanying notes are an integral part of these financial statements

Consolidated Statements of Changes in Cash Flows (In thousands)

	For the years ended December 31,		
	1999	2000	2001
Cash Flows from Operating Activities:			
Net loss	$(7,432)	$(65,768)	$(98,257)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	2,356	19,384	23,789
Share compensation charges	1,404	30,742	646
Write off of in-process research and development	–	5,032	–
Impairment of goodwill & financial investments	–	–	46,791
Changes in assets and liabilities:			
Accounts receivable	(2,299)	(8,113)	8,335
Government grants receivable	(206)	(24)	140
Inventories	440	(68)	97
Deferred tax asset/liability	(87)	9	(928)
Loan to associate company	–	(2,041)	–
Other assets	(133)	(5,111)	2,749
Accounts payable	3	2,622	(1,906)
Accrued payroll and related taxes	173	1,872	(1,587)
Accrued expenses and other liabilities	769	1,671	1,379
Deferred revenue	1,025	1,466	(2,383)
Government grants repayable	21	(21)	(293)
Corporation tax payable	45	(185)	(158)
Other liabilities	(26)	805	2,330
Net cash used in operating activities	$(3,947)	$(17,728)	$(19,257)
Cash Flows from Investing Activities:			
Purchase of property and equipment, net	$(1,235)	$(8,284)	$(1,511)
Acquisitions (Note 4), net of cash acquired	(2,336)	(18,771)	(2,103)
Investments (Note 4)	–	(6,210)	(2,573)
Net cash used in investing activities	$(3,571)	$(33,265)	$(6,187)

Consolidated Statements of Changes in Cash Flows (In thousands)

	For the years ended December 31,		
	1999	2000	2001
Cash Flows from Financing Activities:			
Proceeds from sales of ordinary shares (Note 6)	$13,605	$125,496	$188
Redemption of shares (Note 6)	–	–	(6)
Proceeds from short-term debt	990	–	–
Repayments of short-term debt	(30)	(960)	–
Net cash provided by financing activities	$14,565	$124,536	$182
Net increase (decrease) in cash and cash equivalents	$7,047	$73,543	$(25,262)
Effect of exchange rate changes on cash and cash equivalents	(43)	603	(566)
Cash and cash equivalents at beginning of period	2,837	9,841	83,987
Cash and cash equivalents at end of period	$9,841	$83,987	$58,159
Supplemental disclosures of cash flow information:			
Interest paid	$28	$234	$7
Income taxes paid	$111	$96	$90
Supplemental disclosures of non-cash flow information:			
Shares issued on acquisition of NRG	$221	$–	$–
Shares issued on acquisition of Web Ventures	$1,000	$–	$–
Shares issued on acquisition of ICCS	$500	$–	$–
Shares issued on acquisition of NICS	$1,000	$–	$–
Loan notes issued on acquisition of ATS	$282	$–	$–
Shares issued on acquisition of remaining 30% of Hyperion	$–	$1,403	$–
Shares issued on acquisition of Teamwork	$–	$9,533	$–
Shares and options issued on acquisition of Sight & Sound	$–	$26,110	$–
Shares issued on acquisition of remaining 25% of Datalex Australasia	$–	$204	$–
Shares issued on acquisition of 50% of Yatra	$–	$4,725	$–
Shares issued under earn-out in connection with acquisition of ATS	$–	$434	$–
Shares issued upon conversion of ATS loan note	$–	$–	$780

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1 Organization, Background and Subsequent Events

Datalex plc, which is organized as a public limited company under the laws of Ireland, and its subsidiaries (collectively "Datalex") provide a broad range of products and services to meet the technology needs of customers in the travel industry. Revenue predominantly arises in the United States, the United Kingdom and the Netherlands.

Datalex Holdings Limited was organized as a private limited company on June 22, 2000 for the purpose of acquiring the entire issued share capital of Datalex Limited (renamed Datalex (Ireland) Limited) and its wholly owned subsidiaries.

Pursuant to a share exchange agreement dated August 4, 2000 between Datalex Holdings Limited, Datalex Limited and each of Datalex Limited's ordinary shareholders, whereby each ordinary shareholder in Datalex Limited received three US$0.10 ordinary shares in Datalex Holdings Limited in return for each IR£0.10 ordinary share in Datalex Limited, Datalex Holdings Limited acquired the entire issued ordinary share capital of Datalex Limited.

Following the completion of the share exchange, all the holders of outstanding unexercised options to subscribe for shares in Datalex Limited and unconverted convertible redeemable shares in Datalex Limited, exchanged their rights for new rights to subscribe for shares or for convertible redeemable shares in Datalex Holdings Limited, as appropriate.

The reorganization described above effected a combination of companies under common control, which has been accounted for in a manner similar to a pooling of interests. Accordingly, the accompanying financial statements have been prepared using the consolidated historical carrying amounts of the assets and liabilities of Datalex Limited and its wholly owned subsidiaries and the consolidated historical results of their operations.

On September 19, 2000, Datalex Holdings Limited re-registered as a public limited company with the name Datalex plc and on October 20 of 2000, undertook an initial public offering of its ordinary shares on the Nasdaq National Market and the Official List of the Irish Stock Exchange.

2 Summary of Significant Accounting Policies

Basis of Preparation

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The underlying books and records of Datalex plc and Datalex (Ireland) Limited are maintained in accordance with generally accepted accounting principles in Ireland.

Principles of Consolidation

The assets, liabilities and results of operations of entities in which the company has a controlling interest have been consolidated. Investments in which the Company exercises significant influence, but which does not control (generally 20%-50% ownership interest) are accounted for under the equity method of accounting. Investments in which the Company has less than a 20% interest are accounted for under the cost method of accounting. All significant intercompany accounts and transactions have been eliminated. Minority interest represents the 49% separate ownership of Lowther Limited (Note 4).

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Irish Companies Acts, 1963 to 2001

The financial information relating to Datalex plc and its subsidiaries included in this document does not comprise statutory financial statements as referred to in Section 19 of the Companies (Amendment) Act, 1986 ("the Act"), copies of which are required by the Act to be annexed to a Company's annual return lodged with the Registrar of Companies. Copies of statutory financial statements under Irish GAAP, of Datalex Limited (since renamed Datalex (Ireland) Limited) as an individual entity for the year ended December 31, 1999 and December 31, 2000 have been so annexed to the relevant returns. A copy of the statutory consolidated financial statements of Datalex plc for the year ended December 31, 2001 will be annexed to the relevant return in due course. The auditors have made reports without qualification under Section 193 of the Companies Act, 1990 in respect of all such accounts, with the exception of the year ended December 31, 2001, where the auditors have not yet issued their audit report.

Foreign Currency

The functional currency of Datalex plc and its Irish, UK, Singapore and United States subsidiaries is the U.S. dollar. The Company's subsidiaries in the Netherlands, South Africa and Australia operate using local functional currencies. Accordingly, all assets and liabilities of these subsidiaries are translated using exchange rates in effect at the end of the period, and revenues and costs are translated using average exchange rates for the period. The resulting cumulative translation adjustments are presented as a separate component of shareholders' equity. Realized and unrealized exchange gains or losses from translation adjustments are reflected in the statement of operations.

Foreign Currency Derivative Financial Instruments

The Company transacts business in various foreign currencies and established a Board of Directors approved foreign currency hedging program, utilizing primarily forward foreign exchange contracts to minimize the exposure caused by foreign currency fluctuations. The Company does not use derivative financial instruments for trading or speculative purposes. At December 31, 2001, the Company had approximately US$4 million of forward foreign exchange contracts outstanding. The Company's policy is to mark to market these contracts with unrealized gains or losses recorded currently in exchange gain/loss, as they offset corresponding gains and losses on the foreign currency-denominated assets and liabilities being hedged.

As of December 31, 2001, the notional contract amount and fair value of outstanding foreign forward exchange contracts were US$4,000,000 and US$3,943,000 respectively. At December 31, 2001, maturities of the Company's forward foreign exchange contracts were 304 days or less in term.

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board ("FASB"), issued SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met and that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 was effective for fiscal years beginning after June 15, 2000 and could not be applied retroactively.

The Company adopted SFAS No. 133 as of January 1, 2001. The Company elected not to designate as accounting hedges any forward foreign exchange contracts taken out to hedge anticipated transactions. Accordingly, these contracts continue to be marked to market at the end of each period with unrealized gains and losses included in other income and expense. The adoption of SFAS No. 133 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

Revenue Recognition

The Company's revenue consists primarily of revenues from the sale of technology products and services.

Product Revenue

Until 2000 the Company's product revenue consisted principally of sales of communication gateway products together with software license fees. Reflecting the fact that the Company's communication gateway products require no modification, the Company recognizes product revenue from the sale of communication gateway products upon shipment. License revenue is generally recognized at the time of delivery of the Company's software. The Company ensures that in addition to delivery, there is persuasive evidence that an arrangement exists, the fee is fixed and determinable, and collectibility is probable before software revenue is recognized. Through fiscal 1999, Company contracts generally allowed separate accounting treatment for the license and service components of agreements. Since 2000 the majority of contracts entered into are being recognized under the percentage of completion contract accounting method as customization and implementation services are essential to the functionality of the software. The Company measures percentage of completion based on labor hours incurred to date as a proportion of total labor hours allocated to the contract.

Service Revenue

The Company's service revenue consists of revenue generated from consulting and also from development and installation work and maintenance related to the Company's software products. Consulting revenue is derived from fees contracted under service agreements. Revenues related to consulting services performed by the Company are generally billed on an hourly basis and revenue is recognized as the services are performed. Where development and installation services are included in the same contract with which the Company licenses its software, revenue from the services is recognized on a percentage of completion basis. Maintenance revenue represents amounts paid, generally in advance, by users for support and enhancements to the software. Maintenance revenue is recognized ratably over the term of the maintenance agreement, typically 12 months or less.

Other Revenue

Other revenue relates to third party products sold by the Company to customers, where such third party products are not an integral part of the Company's products. Revenue from the sale of third party products is recognized upon shipment.

Cost of Revenue

Cost of revenue includes the costs of products, services and hardware. Cost of product revenue largely relates to hardware and software licenses purchased from third parties used as an integral part of the Company's products. Cost of service revenue include the salary costs for personnel engaged in consulting, implementation, training and technical support, together with travel and other non-recoverable costs associated with the delivery of services to customers.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over estimated useful lives of these assets as follows:

Leasehold Improvements	5 years
Fixtures and fittings	5 years
Computer equipment	3 years
Motor vehicles	5 years

Property and equipment at December 31, 2000 and 2001 are summarized as follows (in thousands):

	December 31,	
	2000	2001
Leasehold Improvements	669	669
Fixtures and fittings	2,840	3,155
Computer equipment	8,207	9,151
Motor vehicles	611	189
Total cost	12,327	13,164
Less accumulated depreciation	(3,578)	(6,675)
Impairment charge (Note 3)	–	(1,020)
Property and equipment, net	$8,749	$5,469

The Company undertook a review of property and equipment at December 31, 2001 and determined that it was necessary to recognize a non-cash impairment charge of $1,020,000 (Note 3).

Long-Lived Assets

The Company evaluates long-lived assets and intangibles other than goodwill for impairment whenever events or changes in circumstances indicate that the value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposal are less than its carrying amount including any attributable goodwill. In such instances, the carrying value of long-lived assets is reduced to the estimated fair value, as determined using an appraisal or discounted cash flow analysis, as appropriate. Enterprise level goodwill is assessed for impairment based on estimated discounted cash flows in accordance with APB Opinion 17.

Research and Development

Research and development expenditures, net of related grants, are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Developed, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Development costs incurred by the Company between completion of a working model and the point at which the product is ready for general release have been insignificant. Through the year ended December 31, 2001, all research and development costs have been expensed as incurred.

Internal Use Software

In March 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The SOP, which has been adopted prospectively as of January 1, 1999, requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. Prior to the adoption of SOP 98-1, the Company expensed all internal use software related costs as incurred which were not material.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the use of an asset and liability method of accounting for deferred income taxes. Under SFAS No. 109, deferred tax assets or liabilities at the end of each period are determined using the enacted tax rate expected to apply to taxable income in the period in which the deferred tax asset or liability is expected to be settled or realized. Deferred tax assets are recognized in full subject to a valuation allowance to reduce the amount of such assets to that which is more likely than not to be realized.

Fair Value of Financial Instruments

The book values of cash, trade accounts receivable, trade accounts payable, and other financial instruments approximates their fair values principally because of the short-term maturities of these instruments.

Cash

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, and accounts receivable. The Company's investment policy limits its exposure to concentrations of credit risk for cash equivalents and short-term investments. Collateral or deposits generally are not required from customers who demonstrate a positive credit record and sound financial condition. The Company maintains reserves for potential credit losses.

A majority of the Company's customers, primarily representing major corporations, operate within the airline and travel sectors. During the year ended December 31, 1999, a significant portion of the Company's revenues were derived from a limited number of customers. The following customers individually accounted for more than 10% of the Company's revenue:

	December 31, 1999	2000	2001
Customer A	29%	9%	7%
Customer B	20%	5%	6%

6% and 7% of the Company's accounts receivable at December 31, 2000 and 2001 related to Customer A, while 3% and 5% of the Company's accounts receivable at December 31, 2000 and 2001 related to Customer B. Two customers accounted for 12% and 11% respectively of total accounts receivable at December 31, 2001.

Intangible Assets

Intangible assets include goodwill and other intangibles arising on acquisitions which are amortized using the straight-line method over periods ranging from three to five years. In addition, where equity instruments are issued at below fair value to third parties and where it is anticipated that the issuance of such instruments will benefit the Company through future long term commercial relationships with those parties, the difference between the fair value and the proceeds received is capitalized and amortized over the expected life of the commercial relationship. To date, the Company has issued equity instruments below fair value to only one such party, Atraxis AG, and the resulting fair value cost was initially being amortized over three years. However, as a result of the severe financial difficulties impacting Atraxis AG during 2001, the Company has concluded that its future commercial relationship with Atraxis AG, together with the expected cash flows from that relationship, are now highly uncertain. As a result the Company fully expensed in 2001 the remaining unamortized fair value cost, resulting in an impairment charge of US$5.5 million, which is included within the "Impairment of goodwill and financial investments" caption in the statement of operations.

In the third quarter of 2001, the Company also undertook a review of the carrying value of all other intangible assets and determined that it was necessary to recognize a non-cash impairment charge on goodwill balances of US$29.6 million. The determination of this loss is due to a combination of factors, including the performance of the individual businesses post acquisition, the decline in valuation of similar technology businesses and the decline in expected cash inflows from the businesses in the future. Of the total goodwill impairment charge of US$29.6 million, US$22.4 million relates to Sight & Sound, US$6.3 million relates to Teamwork, and US$0.9 million relates to Team BCA (Note 4).

Intangible assets at December 31, 2000 and 2001 are summarized as follows (in thousands):

	December 31, 2000	2001	Amortisation Period (Years)
Goodwill	$64,400	$67,553	3-5
Developed technology	3,901	3,901	3
Assembled workforce	831	831	3
Shares issued to Atraxis AG	11,031	11,031	3
Total cost	80,163	83,316	
Less goodwill impairment charge	–	(29,644)	
Less Atraxis impairment charge	–	(5,515)	
Less accumulated amortization	(20,798)	(38,737)	
Intangible assets, net	$59,365	$9,420	

Inventories

Inventories are stated at the lower of cost or market value.

Advertising

Advertising is expensed as incurred. Advertising expenses for the fiscal years ended December 31, 1999, 2000 and 2001 totaled US$204,000, US$427,000 and US$133,000 respectively.

Net Loss Per Share

The Company computes net loss per share in accordance with Financial Accounting Standards Board Statement No. 128 "Earnings Per Share" ("SFAS 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS 128 and SAB 98, basic net loss per share is computed by dividing the net loss attributed to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period.

Share-Based Compensation

The Company accounts for share-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation."

The Company has followed the provisions of SFAS 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", in accounting for equity instruments issued to non employees. The Company has adopted the fair value method as prescribed by SFAS 123 in determining the fair value of the warrants issued and the resultant compensation expense. The Company has recognized expenses associated with share-based compensation of US$3,834,000 in year ended December 31, 2000 and US$8,492,000 in year ended December 31, 2001 in respect of equity instruments issued to non employees.

Comprehensive Income

To date, the Company has not had any transactions that are required to be reported in comprehensive income, other than foreign currency translation adjustments arising on consolidation of its subsidiaries in the Netherlands, South Africa and Australia.

Segment Information

The Company identifies its operating segments based on business activities and management responsibility. During the years ended December 31, 1999, 2000 and 2001, the Company operated in a single business segment providing technology products and services to the travel industry.

Grants

Grants towards the cost of research and development are credited to operations once the related expenditure has been incurred by the Company and offset against the related expense.

Employment grants are capitalized and amortized on a straight line basis to the income statement over the five year period in which the Company is obliged to maintain the related jobs.

Marketing grants and related loans received are accounted for in accordance with the terms of the agreement for the specific grant/loan. This is typically as a 40% non-repayable grant, which is offset against the relevant expenditure on developing an overseas market, and a 60% loan to be repaid at rates linked to future revenues earned in the related markets. All loan amounts are credited to a balance sheet liability account as the Company believes they will have to be repaid in the future.

Defined Contribution Pension Plans

The Company sponsors and contributes to defined contribution plans for certain employees and directors. Contribution amounts by the Company are determined by management and allocated to employees on a pro rata basis based on the employees' contribution, up to certain limits, which are based on a percentage of salary. The Company contributed US$393,000, US$662,000 and US$1,114,000 to the plans in the years ended December 31, 1999, 2000 and 2001, respectively.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, and Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets. SFAS 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Additionally, it is likely that more intangible assets will be recognized under SFAS 141 than its predecessor, APB Opinion (APB) No.16, although in some instances previously recognized intangibles will be included as part of goodwill. SFAS 141 requires that upon adoption of SFAS 142, that companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of SFAS 141.

Under SFAS 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

SFAS 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2001 is not amortized. Upon adoption, all goodwill and indefinite lived intangible assets must be tested for impairment and a cumulative effect adjustment to net income recognized at that time.

Impact of non-amortization of goodwill and indefinite lived assets:
Had the Company applied SFAS 142 on January 1, 2001, the Company would not have recorded in the year ended December 31, 2001, amortization of €17.7 million related to goodwill and indefinite lived assets.

Impact of impairment of goodwill and indefinite lived intangible assets:
The Company adopted SFAS 142 on January 1, 2002 and has not yet determined the impact that SFAS 142 will have on goodwill and indefinite lived intangible assets or whether a cumulative effect adjustment will be required upon adoption.

SFAS 143:

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including **(1)** the timing of the liability recognition, **(2)** initial measurement of the liability, **(3)** allocation of asset retirement cost to expense, **(4)** subsequent measurement of the liability and **(5)** financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

The Company will adopt SFAS 143 on January 1, 2003, however it does not anticipate that adoption of SFAS 143 will have a material impact on its results of operations, its financial position or its cash flows.

SFAS 144:

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. While it supersedes portions of APB Opinion 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS 144 are generally to be applied prospectively.

The Company will adopt SFAS 144 as of January 1, 2002 and has determined that the adoption will not have a material impact on its results of operations, financial position or cash flows.

3 Restructuring Charges

During 2001 the Company announced a restructuring program aimed at rationalizing the cost base in response to significantly reduced levels of business activity. The program involves a reduction in employee headcount of approximately 200 and the closure of a number of offices around the world, principally in the US. All employee terminations were completed by December 31, 2001.

The US$4.2 million restructuring charge comprised US$1.6 million relating to employee severance payments, US$1.6 million in respect of lease termination costs and US$1.0 million relating to the impairment of fixed assets located at offices that will be closed.

The following table summarizes the status of the restructuring charges through December 31, 2001:

Reserve at	Original Reserve	Charges	December 31, 2001
Cash Charges			
Severance and related costs	1.6	(1.4)	0.2
Lease termination	1.6	(0.3)	1.3
Non-cash charges			
Fixed asset impairment	1.0	(1.0)	–
Total	4.2	(2.7)	1.5

Based on current facts and circumstances, the Company believes that the remaining restructuring provision at December 31, 2001 is adequate to cover the costs to be incurred in executing the remainder of the restructuring program. However, as the Company proceeds with the execution of the program (which is expected to be completed during 2002) and more current information becomes available, it may be necessary to adjust the above estimates, particularly in respect of lease termination costs.

4 Acquisitions and Joint Ventures

From January 1, 1999 through December 31, 2001 the Company acquired ten businesses, all of which were accounted for under the purchase method of accounting. These businesses were acquired, as detailed below, for a combination of cash, notes payable, and shares in the Company. The shares issued as a result of these acquisitions were valued at the estimated fair value of the Company's shares at the closing of each acquisition, in respect of acquisitions announced prior to the IPO. The number of shares issued in the case of each acquisition has been retroactively adjusted to reflect the three for one share exchange, which occurred on August 4, 2000 (Note 6). In all cases the operating results of the businesses acquired have been included in the consolidated results of the Company from the date of acquisition.

Acquisition of Hyperion

On January 1, 1999, the Company acquired the business and assets of Hyperion B.V. ("Hyperion"), a provider of consulting services to the travel industry based in The Netherlands, for a cash price of US$648,000, through a newly formed subsidiary Datalex Netherlands B.V. in which the Company had a 70% interest. The US$593,000 excess of the purchase cost over the fair value of Hyperion's net assets was allocated to goodwill and this was being amortized on a straight line basis over five years, although amortization will cease on January 1, 2002, in accordance with the requirements of SFAS No. 142.

On February 4, 2000, the Company acquired the 30% of Datalex Netherlands BV which it did not already own for a total consideration of US$1,853,000, comprised of US$450,000 cash and 500,400 ordinary shares in the Company valued at US$1.4 million. Additional goodwill of US$1.8 million arose in respect of this second acquisition and this was being amortized on a straight line basis over five years, although amortization will cease on January 1, 2002, in accordance with the requirements of SFAS No. 142

Acquisition of ICCS

On August 30, 1999, the Company acquired all of the issued share capital of International Computer Consulting & Services, Inc. ("ICCS"), a U.S. provider of consulting services to the travel industry, for 249,999 shares in the Company valued at US$0.5 million. The US$0.5 million excess of the purchase cost over the fair value of ICCS's net assets was allocated to goodwill and was being amortized on a straight line basis over five years , although amortization will cease on January 1, 2002, in accordance with the requirements of SFAS No. 142.

Acquisition of NICS

On September 20, 1999, the Company acquired the business and assets of NIX Independent Contractor Staffing, Inc. ("NICS"), a U.S. provider of temporary staffing to the travel industry. The purchase price totaled US$2 million comprised of US$1 million cash and 499,998 ordinary shares in the Company valued at US$1 million. The US$2.0 million excess of the purchase cost over the fair value of NICS's net assets was allocated to goodwill and was being amortized on a straight line basis over five years , although amortization will cease on January 1, 2002, in accordance with the requirements of SFAS No. 142. In connection with this acquisition, the Company entered into an employment agreement with one employee for a term expiring in August 2002 (Note 8).

Acquisition of ATS

On October 15, 1999, the Company acquired the business and assets of Advanced Travel Systems, LLC ("ATS"), a U.S. provider of software to tour operators and wholesalers. The purchase price comprised US$1.7 million cash, US$0.3 million convertible subordinated loan notes (Note 5) and 300,000 ordinary shares in the Company. Of the total purchase price, US$1 million cash and the 300,000 ordinary shares in the Company comprise an earn-out. Payment of the total potential earn-out was dependant upon achieving certain product sales, as defined, for a period of 18 months subsequent to the acquisition date.

During 2001 the Company reached final agreement with the vendors of ATS that the full earn-out had become payable. At December 31, 2001, US$0.2 million of the cash earn-out remained outstanding and this will be paid in installments over the period to January 15, 2003. In addition 211,080 ordinary shares remain to be issued under the earn-out and these will be issued on January 15, 2004. These shares have been valued as the earn-out was earned and accordingly their cumulative value (being US$357,000) has been classified under the "shares to be issued" caption within shareholders' equity.

The US$3.3 million excess of the purchase cost, to December 31, 2001, over the fair value of ATS's net assets has been allocated to goodwill and was being amortized on a straight line basis over the three year period from the date of acquisition, although amortization will cease on January 1, 2002, in accordance with the requirements of SFAS No. 142.

Acquisition of Team BCA

On February 1, 2000, the Company acquired the trade and assets of Barfield, Cauthen & Associates Inc., ("Team BCA"), a U.S. provider of software to the travel industry. The purchase cost totaled US$2.2 million comprised of US$1.5 million cash and the forgiveness of loans owed to the Company of US$0.7 million. The US$1.9 million excess of the purchase cost over the fair value of Team BCA's net assets was allocated to goodwill and was being amortized on a straight line basis over three years, although amortization will cease on January 1, 2002, in accordance with the requirements of SFAS No. 142. During 2001, the Company undertook a review of the carrying value of intangible assets and determined that it was necessary to recognize a non-cash impairment charge of US$0.9 million in relation to Team BCA (Note 2). In connection with this acquisition, the Company entered into an employment agreement with one employee for a term expiring in January 2003 (Note 8).

Acquisition of Teamwork

On April 18, 2000, the Company acquired the entire share capital of Teamwork Holdings Limited ("Teamwork"), a software development business located in Manchester, United Kingdom, for a total consideration of US$16.8 million consisting of cash of US$0.2 million, loan notes of US$7.3 million (Note 5) and 2,140,308 ordinary shares in the Company, valued at US$9.3 million. The purchase price, plus related expenses, has been allocated to the acquired assets and liabilities at their estimated fair values at the date of the acquisition based primarily on independent valuation. Amounts allocated to goodwill, US$13.3 million, developed technology, US$3.1 million, and assembled workforce, US$0.3 million, were being amortized on a straight line basis over three years, although amortization will cease on January 1, 2002, in accordance with the requirements of SFAS No. 142. Amounts allocated to in-process research and development, US$1.2 million, have been expensed in the statement of operations during the year ended December 31, 2000. During 2001, the Company undertook a review of the carrying value of intangible assets and determined that it was necessary to recognize a non-cash impairment charge of US$6.3 million in relation to Teamwork (Note 3). In connection with this acquisition, the Company entered into employment agreements with two employees for terms expiring in April 2003 (Note 8).

Acquisition of Sight & Sound

On May 5, 2000, the Company entered into a merger agreement with Sight & Sound Software Inc., ("Sight & Sound"), a software development company located in Portland, Oregon, United States, for a consideration consisting of US$15 million cash and 4,226,469 ordinary shares in the Company, valued at US$23.9 million. In addition, the Company agreed to assume options granted to employees and a customer of Sight & Sound Software Inc. and these options were exchanged for options to acquire 623,700 ordinary shares in the Company at an exercise price of US$3.17 per share.

In computing the total purchase price, the fair value of the options issued, as detailed above, has been estimated at US$2.1 million using the Black-Scholes pricing model. The following weighted average assumptions were used: dividend yield of nil, annual standard deviation (volatility) of 100%, risk free interest rate of 6.09%, and expected lives of 16.7 months. The intrinsic value of the unvested options issued to employees attributable to the remaining vesting periods has been transferred to the deferred share compensation account within shareholders' equity.

The resulting purchase price, plus related expenses, has been allocated to the acquired assets and liabilities at their estimated fair values at the date of the acquisition based primarily on an independent valuation. Amounts allocated to goodwill, US$36.1 million, developed technology, US$0.9 million, and assembled workforce, US$0.5 million, were being amortized on a straight line basis over three years. Amounts allocated to in-process research and development, US$3.8 million, were expensed in the statement of operations during the year ended December 31, 2000. In the third quarter of 2001, the Company undertook a review of the carrying value of intangible assets and determined that it was necessary to recognize a non-cash impairment charge of US$22.4 million in relation to Sight & Sound (Note 3).

On October 1, 2001, the original vendors of Sight & Sound formed a new entity, Conducive Technologies Corporation ("CTC"), based in Portland, Oregon, United States. It is intended that CTC will carry on a similar business to Sight & Sound. The Company sold US$0.4 million of fixed assets and certain intellectual property rights held by the Company arising from the Sight & Sound business to CTC and also invested US$0.5 million in cash, in return for a 37.5% shareholding in CTC. In the year ended December 31, 2001 the Company recognized a US$0.4 million loss on this transaction when comparing the fair value of its shareholding in CTC with the fair value of the investment made by the other (majority) shareholders.

Acquisition of P.A.C.S. (Manchester) Limited

On September 28, 2000, the Company acquired all of the share capital of of P.A.C.S. (Manchester) Limited ("PACS"), an I.T. consulting company located in Manchester, the United Kingdom, for a consideration of US$0.7 million in loan notes (Note 5). The US$0.8 million excess of the purchase cost over the fair value of PACS net assets was allocated to goodwill and was being amortized on a straight line basis over five years, although amortization will cease on January 1, 2002, in accordance with the requirements of SFAS No. 142. Prior to its acquisition by the Company, PACS was owned by Paul Addy, who is a director of the Company.

Acquisition of minority interest in Datalex Australasia Pty. Limited

On August 31, 2000, the Company acquired the remaining 25% equity of Datalex Australasia Pty. Limited, which it did not already own, for a consideration of 36,000 ordinary shares in the Company valued at US$0.2 million, which was allocated to goodwill and was being amortized on a straight line basis over five years, although amortization will cease on January 1, 2002, in accordance with the requirements of SFAS No. 142.

Acquisition of Yatra Corporation

On November 14, 2000, the Company acquired a 50% equity stake in Yatra Corporation, ("Yatra"), a software development company located in Minneapolis, Minnesota, United States, for a consideration consisting of US$5.8 million cash and 900,000 ordinary shares in the Company, valued at US$4.7 million.

The resulting purchase price, plus related expenses, has been included in Other Investments. The difference between the purchase price and the Company's share of net liabilities of Yatra, being US$11.3 million, was being amortized on a straight line basis over three years. At December 31, 2001 the Company had also advanced loans and prepaid license fees totaling US$4.1 million to Yatra Corporation. During 2001, the Company undertook a review of the carrying value of financial assets and determined that it was necessary to recognize an impairment charge of US$10.6 million in relation to Yatra, of which US$6.6 million relates to goodwill and US$4.0 million relates to the loan and prepaid license fee balances.

In connection with this acquisition, the Company entered into employment agreements with four employees for terms expiring in October 2002.

Acquisition of Xmax

On May 17, 2001, the Company acquired the business and assets of Xmax Corporation ("Xmax"), a software development company based in California, United States. The purchase price totaled US$1.5 million comprised of US$1.25 million cash and 169,800 ordinary shares in the Company valued at US$0.3 million. In addition a further 107,600 ordinary shares in the Company may become issuable at various future dates depending on whether certain of the vendors remain employed by the Company. These contingent shares have been accounted for as a stock compensation arrangement over the contingency period. The US$2 million excess of the purchase cost over the fair value of Xmax net liabilities was allocated to goodwill and is being amortized on a straight line basis over three years , although amortization will cease on January 1, 2002, in accordance with the requirements of SFAS No. 142.

Unaudited Pro Forma Summary

The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the Hyperion, ICCS, NICS and ATS acquisitions had occurred on January 1, 1998 and January 1, 1999 and does not purport to be indicative of what would have occurred had the acquisitions been made as of the beginning of fiscal 1998 and 1999 or of results which may occur in the future.

	Year ended December 31, 1998	Year ended December 31, 1999
(In thousands, except per share data)		
Revenue	$19,430	$18,055
Net loss	(415)	(8,071)
Basic and diluted loss per share	(0.03)	(0.41)

The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the Team BCA, Teamwork and Sight & Sound acquisitions had occurred on January 1, 1999 and January 1, 2000 and does not purport to be indicative of what would have occurred had the acquisitions been made as of those dates or of results which may occur in the future.

	Year ended December 31, 1999	Year ended December 31, 2000
(In thousands, except per share data)		
Revenue	$21,427	$35,430
Net loss	(30,622)	(73,001)
Basic and diluted loss per share	(1.21)	(1.49)

The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the Xmax acquisition had occurred on January 1, 2000 and January 1, 2001 and does not purport to be indicative of what would have occurred had the acquisition been made as of those dates or of results which may occur in the future.

	Year ended December 31, 2000	Year ended December 31, 2001
(In thousands, except per share data)		
Revenue	$34,560	$29,694
Net loss	(65,726)	(98,837)
Basic and diluted loss per share	(1.40)	(1.50)

Joint Venture with Vail Resorts

On November 14, 2000, the Company entered into a Joint Venture agreement with Vail Corporation ("Vail"), a mountain resort operator located in Vail, Colorado, United States, to form a new company that will develop next generation reservations technology.

The Company owns 51% of Lowther Limited (the joint venture entity) and had contributed US$4.1 million to the joint venture at December 31, 2001, whilst Vail had contributed US$2.9 million. As the Company controls Lowther Limited, the results of this entity have been consolidated. Under the terms of the agreement Vail is required to pay less per share than the Company for any subsequent share issues. This results in a deemed loss that is charged against accumulated deficit. In the years ended December 31, 2000 and 2001 the Company has charged US$147,000 and US$367,000 respectively to accumulated deficit in respect of this agreement.

Joint Venture with Atlas Travel

On June 15, 2000, the Company entered into a Joint Venture with Atlas Travel Limited ("Atlas Travel"), a Dublin based travel agency , to form a new company, Travel Management Solutions Limited ("TMS"), which will operate as an online travel agency.

At December 31, 2001, the Company had invested US$313,000 in TMS comprising US$188,000 share capital and US$125,000 convertible loan. During this time Atlas Travel invested US$313,000 in TMS. At present the Company owns 37.5% of TMS, although this may be increased to 50%, at the option of the Company, at any time up to June 1, 2004, through the conversion of the convertible loan into shares in TMS.

5 Debt Facilities

At December 31, 2001, the Company had provided guarantees of US$653,000 to Bank of Ireland, in respect of electronic funds transmission facilities provided by the bank.

In connection with the ATS acquisition (Note 4), the Company issued convertible subordinated loan notes totaling US$282,000. On February 8, 2001 these notes were converted into 150,000 ordinary shares in the Company (Note 6).

In connection with the Teamwork acquisition (Note 4), the Company issued loan notes totaling US$7,275,000 to the vendors. The notes bear interest at 0.5% below LIBOR (1.786% at December 31, 2001), payable quarterly, and principal is due on or before April 30, 2010. The noteholders have the option of requesting early repayment of the notes at any time. On October 20, 2001 US$225,000 was repaid to a noteholder leaving US$7,050,000 still outstanding at December 31, 2001. The Company has placed an equivalent cash deposit of approximately US$7.1 million with a UK commercial bank as security for these loan notes. This balance, whilst in the name of the Company and accordingly included within cash at December 31, 2001, must remain on deposit until the loan notes are repaid in full.

In connection with the acquisition of PACS, the Company issued loan notes totaling US$700,000 to the vendor. The notes bear interest at 0.5% below LIBOR (1.786% at December 31, 2001), payable quarterly, and principal is due on or before April 30, 2010. The noteholders have the option of requesting early repayment of the notes at any time. The Company has placed an equivalent cash deposit of approximately US$0.7 million with a UK commercial bank as security for these loan notes. This balance, whilst in the name of the Company and accordingly included within cash at December 31, 2001, must remain on deposit until the loan notes are repaid in full.

6 Shareholders' Equity

At December 31, 2001, Datalex plc had an authorized share capital divided into 100,000,000 ordinary shares, par value US$0.10 per share, 4,500,000 "B" convertible shares, par value US$0.10 per share, and 30,000 deferred shares, par value IR£1 per share.

The number of ordinary shares and convertible redeemable shares set out in these financial statements have been retroactively adjusted to reflect the three for one share exchange which occurred on August 4, 2000.

Issuances of Ordinary Shares in 2001

On February 8, 2001, the Company issued 150,000 shares of US$0.10 par value, valued at US$780,000 to the vendors of ATS (Note 4) as a result of the conversion of convertible subordinated loan notes issued at the time of the acquisition.

On May 17, 2001, the Company agreed to issue 169,800 shares of US$0.10 par value, valued at US$297,000 in connection with the acquisition of Xmax (Note 4). As these shares will not be issued until various future dates their value has been classified under the "Shares to be issued" caption within shareholder's equity.

At various dates during the year the Company issued 77,700 shares of US$0.10 par value, valued at US$243,000 upon the exercise of share options and conversion of convertible shares by employees.

Warrant Issues to Customers

On March 28, 2000, the Company issued a warrant exercisable for 356,718 ordinary shares to DUNC LLC (a U.S. airline consortium) at an exercise price of US$5.67 per share. The warrant was issued in contemplation of a software license and services agreement which the Company subsequently signed with DUNC. One half of the total shares contained within the warrant, (178,359), became exercisable upon acceptance by DUNC, in the second quarter of 2001, of the software supplied by the Company under the software license and services agreement. The second half of the total shares is expected to become exercisable on the second anniversary of the software acceptance date. The fair value of the warrant has been estimated at US$647,000 using the Black-Scholes pricing model under the following weighted average assumptions; dividend yield of nil, annual standard deviation (volatility) of 100%, risk free interest rate of 5.58%, and expected lives of 12.96 months.

As the software license and services agreement yielded a profit in excess of the fair value of the warrant, the warrant cost was capitalized within shareholders' equity and was released pro-rata against revenue as the revenues under the software license and services agreement were recognized. During the years ended December 31, 2000 and 2001 US$428,000 and US$218,711 respectively were charged against revenue from this customer.

Employee Share Participation Plan

During 1998, the Company established an employee share participation plan to provide employees with an opportunity to purchase shares in the Company. The number of shares issued under this plan in respect of each financial year is ultimately dependent on the profitability of the Company. Assuming the Company is profitable, each year an amount of annual income is set aside by the Company and employees have the option to take their individual portion of this amount in either shares issued at fair value or a cash bonus. The shares issued in respect of this plan are the Company's ordinary shares of US$0.10 par value.

During 1999, the Company issued 104,526 ordinary shares of US$0.10 par value for USUS$209,000 to employees of the Company under the terms of this plan. The shares issued were in respect of profits earned by the Company in the year ended December 31, 1998 and an accrual in that regard had been made at December 31, 1998. As no profits were earned by the Company during 1999, 2000 or 2001, no shares will be issued under this plan in respect of those years.

Convertible Redeemable Share Plan

During 1998, the Company established a convertible redeemable share plan whereby directors and employees of the Company could apply for convertible redeemable shares of US$0.10 par value. The shares are issued at their par value, with the difference between the par value and the market value of the underlying ordinary shares (at the date of issuance of the convertible redeemable shares) becoming payable upon conversion. The shares became convertible following the IPO of the Company in October 2000.

Upon establishment of the convertible redeemable share plan, 1,307,031 convertible redeemable shares were authorized by the Board of Directors. During 1999, amendments to the plan were approved to provide for an increase in the number of authorized convertible redeemable shares to 3,000,000.

The convertible redeemable shares have no participation rights in relation to dividends or surplus in the event of liquidation, and the holders are not entitled to attend or vote at any general meeting of the Company. The shares may be redeemed by the Company after five years from the original issue date at par.

During 1999, the Company issued 1,381,200 convertible redeemable shares of US$0.10 par value for US$63,000 to Directors and employees of the Company.

As the conversion was contingent on an IPO or sale of the Company, the plan has been accounted for as a variable plan under APB Opinion No. 25. The Company has recorded a compensation cost of US$1,404,000 based on the difference between the estimated fair value of the underlying ordinary shares at December 31, 1999 and the conversion price because management believed that conversion was probable. On March 30, 2000, the status of the plan was amended such that the shares will become automatically convertible five years after the date of issue of the convertible redeemable shares, or earlier in the event of an IPO or sale of the Company. This gave rise to an additional compensation cost of approximately US$3.0 million in the year ended December 31, 2000.

During 2000, 407,859 additional convertible redeemable shares were issued. As the conversion price was below the fair value of the underlying ordinary shares at that date, a share compensation cost of US$1.2 million arose in the year ended December 31, 2000.

During the years ended December 31, 2000 and 2001, 34,212 and 56,600 convertible redeemable shares respectively were converted into ordinary shares.

"B" Convertible Redeemable Share Plan

On March 30, 2000, the Company established a "B" convertible redeemable share plan whereby Directors and employees of the Company could apply for "B" convertible redeemable shares of US$0.10 par value. The terms of this plan are identical to those of the earlier convertible redeemable share plan except that the shares issued under the "B" plan vest one third at the date of the IPO and two thirds over the two year period following the IPO.

1,500,000 "B" convertible redeemable shares were authorized for issuance under the terms of the "B" plan and during the year ended December 31, 2000, 848,610 "B" convertible redeemable shares were issued. As the conversion price for these shares was below the fair value of the underlying ordinary shares at the dates of issue, a share compensation cost of US$3.3 million arose of which US$1.3 million and US$1.0 million were expensed in the years ended December 31, 2000 and 2001 respectively. The remaining charge at December 31, 2001 of approximately US$0.9 million has been recorded as deferred compensation expense within shareholders' equity and is being amortized on a straight line basis over the period to October 2002.

During the years ended December 31, 2000 and 2001, 3,154 and 2,000 "B" convertible redeemable shares were converted into ordinary shares.

Employee Share Option Plan

On March 30, 2000, the Company also established an employee share option plan primarily for U.S. employees of the Company. The terms of the plan are similar to those of the "B" convertible redeemable share plan detailed above in so far as the options vest over three periods. All options issued under this plan expire 10 years after issuance.

3,000,000 ordinary shares of US$0.10 each were authorized for issuance under the terms of the plan. During the year ended December 31, 2000, 1,019,901 options were issued of which 79,000 and 583,801 lapsed in 2000 and 2001 respectively. As the exercise price of these options was below the fair value of ordinary shares at the date of issue, a compensation cost of US$2.2 million arose of which US$0.9 million and US$0.1 million were expensed in the years ended December 31, 2000 and 2001 respectively. The remaining charge at December 31, 2001 of approximately US$0.2 million has been recorded as deferred compensation expense within shareholders' equity and is being amortized on a straight line basis over the period to October 2002.

On August 3, 2000, this plan was amended, pursuant to the capital reorganization which occurred on August 4, 2000. On September 28, 2000, the number of shares authorized under this plan was increased to 14,000,000.

Subsequent to the amendment of this plan, 3,650,472 options were issued during the year ended December 31, 2000, of which 1,750 were forfeited during that year. During the year ended December 31, 2001 4,189,500 options were issued and 1,220,384 options were forfeited. These options (which are in addition to the other options issued during 2000, as detailed above) vest over the three year period from the date of issue. No compensation cost arose as a result of these issuances.

In addition to the above activity, during the year ended December 31, 2001 the following options with non-standard vesting periods were issued: 2,627,031 options which vest in 12 monthly installments commencing November 2001; 1,150,000 options all of which vest in June 2003; 185,600 options all of which vest in June 2002; and 641,554 options (of which 47,251 were forfeited during the year) two thirds of which vest in October 2002 and one third of which vest in October 2003. No compensation cost arose as a result of these issuances.

Sight & Sound Option Plan

Under the terms of the acquisition of Sight & Sound (Note 4), the Company agreed to assume options granted to employees of Sight & Sound and these options were exchanged for options to acquire 497,700 ordinary shares in the Company at an exercise price of US$3.17 per share. Of this total number, 288,000 options vested immediately whilst the remaining 209,700 options vest over the four year period from the date of original issue. All options expire 10 years after issuance.

As the exercise price of these options was below the fair value of ordinary shares at the date of acquisition, a compensation cost of US$0.5 million arose of which US$0.1 million and US$0.1 million were expensed in the years ended December 31, 2000 and 2001 respectively.

During the years ended December 31, 2000 and 2001, 7,800 and 77,700 options were exercised under this plan, whilst 3,938 and 408,262 options were forfeited. Accordingly as at December 31, 2001, there were no outstanding options under this plan.

UK Option Plan

On August 3, 2000, the Company established an employee share option plan for UK employees of the Company. Options issued under this plan vest three years after the date of issue and all options expire 10 years after issuance. During the years ended December 31, 2000 and 2001, 269,100 and 319,000 options were issued under this plan, of which, 1,400 and 176,300 were forfeited in 2000 and 2001 respectively. No compensation cost arose as a result of any issuances under this plan.

FASB Statement 123 Disclosures

In October 1995, FASB Statement 123 "Accounting for Stock-Based Compensation" was issued. The Company has adopted the disclosure provisions of FASB Statement 123, but opted to remain under the expense recognition provisions of Accounting Principles Board (APB) Opinion No 25, "Accounting for Stock Issued to Employees" in accounting for options granted under the Stock Option Plans. Accordingly, for the years ending December 31, 1999, 2000 and 2001, compensation expense of US$1,404,000, US$6,440,000 and US$2,812,000 respectively, was recognized for options granted under this scheme. Had compensation expense for options granted under these schemes been determined based on fair value at the grant dates in accordance with FASB Statement 123, the Company's charge for the years ending December 31, 1999, 2000 and 2001 would have been US$420,000, US$7,428,000 and US$6,653,000 respectively. Net loss and earnings per share would have been reduced to the pro-forma amounts shown below:

	Year ended December 31,		
	1999	2000	2001
(In thousands, except per share data)			
Net loss:			
As reported	(7,432)	(65,768)	(98,257)
Pro forma	(6,448)	(66,756)	(102,098)
Net loss per share (basic and diluted):			
As reported	(0.39)	(1.40)	(1.50)
Pro forma	(0.34)	(1.43)	(1.55)

The movement in convertible shares and options outstanding under the employee share plans during the years ending December 31, 1999, 2000 and 2001 is summarized in the following table:

	Number of shares subject to conversion and option	Weighted average exercise price ($)
Outstanding at January 1, 1999	–	–
Granted during the year	1,054,200	1.43
Granted during the year	327,000	2.80
Exercised during the year	–	–
Outstanding at December 31, 1999	1,381,200	1.75
Outstanding at January 1, 2000	1,381,200	1.75
Granted during the year	7,020,642	4.70
Exercised during the year	(45,166)	2.04
Forefeited during the year	(413,088)	3.91
Expired during the year	–	–
Outstanding at December 31, 2000	7,943,588	4.21
Exercisable at December 31, 2000	2,410,397	2.39
Outstanding at January 1, 2001	7,943,588	4.21
Granted during the year	9,112,685	0.76
Exercised during the year	(136,300)	2.39
Forefeited during the year	(2,465,524)	3.12
Expired during the year	(1,371,247)	–
Outstanding at December 31, 2001	13,083,202	2.15
Exercisable at December 31, 2001	2,378,722	3.64

The weighted average fair value of options granted in the years ending December 31, 1999, 2000 and 2001 were estimated using the Black-Scholes stock option-pricing model. The following weighted average assumptions were used; dividend yield of nil; annual standard deviation (volatility) of 100%; risk free interest rate of 5.8%, 6% and 3.15% respectively and expected lives of 0.67, 1.87 and 2.03 years respectively.

The following table summarizes the convertible shares and options granted in the years ended December 31, 1999, 2000 and 2001.

Exercise price relative to market price	Year ending December 31, 1999 Weighted Average Fair Value ($)	Weighted Average Exercise Price ($)	Year ending December 31, 2000 Weighted Average Fair Value ($)	Weighted Average Exercise Price ($)
Equals	0.92	1.97	3.08	5.74
Exceeds	–	–	–	–
Is less than	1.18	1.3	3.67	3.06
All convertible shares and options	1.13	1.43	3.31	4.70

Exercise price relative to market price	Year ending December 31, 2001 Weighted Average Fair Value ($)	Weighted Average Exercise Price ($)
Equals	0.42	0.76
All Options	0.42	0.76

The following table gives details of all options outstanding as at December 31, 2001:

	Outstanding as at December 31, 2001			Exercisable as at December 31, 2001	
Range of Exercise Prices ($)	Number	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Prices ($)
0 - 0.49	3,962,631	0.39	9.93	437,839	0.39
0.50 - 1.49	4,276,303	0.83	9.72	–	–
1.50 - 2.99	1,532,250	2.71	3.00	903,948	2.80
3.00 - 4.99	84,500	3.68	9.25	–	–
5.00 - 5.99	3,227,518	5.74	8.72	1,036,935	5.74
Total	13,083,202	2.15	8.74	2,378,722	3.64

7 Income Taxes

	Year ended December 31, 1999	2000	2001
(In thousands)			
Loss before provision for income taxes consists of the following:			
Ireland	$(2,668)	$(51,894)	$(16,765)
Foreign	(4,844)	(14,174)	(81,243)
Total	$(7,512)	$(66,068)	$(98,008)

Year ended December 31,	1999	2000	2001
(In thousands)			
The provision (credit) for income taxes consists of the following:			
Current:			
Ireland	$–	$147	$(92)
Foreign	23	(196)	27
Total current	$23	$(49)	$(65)
Deferred:			
Ireland	$(87)	$175	$–
Foreign	–	(252)	(279)
Total deferred	$(87)	$(77)	$(279)
Total provision for income taxes	$(64)	$(126)	$(344)

A reconciliation of the theoretical tax benefit, assuming all income is taxed at the statutory rate applicable to the loss of the Company and the actual tax benefit, is as follows:

	Year ended December 31, 1999	2000	2001
(In thousands)			
Theoretical tax benefit computed at rates of 28%, 24% and 20% in 1999, 2000 and 2001, respectively	$(2,103)	$(15,851)	$(19,603)
Losses from Irish manufacturing operations relieved at lower rates	568	445	1,632
Losses relieved at higher rates	(507)	(2,253)	(4,915)
Operating losses not utilized	1,421	4,218	8,475
Non-deductible expenses	557	13,315	14,067
Actual tax benefit	$(64)	$(126)	$(344)

The non-deductible expenses in the year ended December 31, 2000 and 2001 primarily relate to the non-cash share compensation and goodwill impairment charges incurred in these years.

	December 31,		
	1999	2000	2001
(In thousands)			
Deferred tax assets:			
Net operating loss carried forward	$1,432	$5,650	$14,125
Property and equipment depreciation	27	18	62
Other temporary differences	86	9	–
Total deferred tax assets	1,545	5,677	14,187
Valuation allowance	(1,351)	(5,677)	(14,187)
Net deferred tax assets	$194	–	–
Deferred tax liabilities:			
Arising on intangibles	–	$(1,048)	$(155)
Net deferred tax asset (liability)	$194	$(1,048)	$(155)

At December 31, 2001, the Company had Irish manufacturing net operating losses carried forward of approximately US$11.5 million and U.S. net operating losses of approximately US$28.3 million. The utilization of these net operating losses carried forward is limited to future profitable operations of the Company in the related tax jurisdictions in which such losses arose. The Irish losses carry forward indefinitely. The U.S. losses carried forward begin to expire in 2017 if not previously utilized. Valuation allowances have been provided against the net operating losses carried forward to the extent that it is considered likely that the losses will not be utilized in each tax jurisdiction.

8 Commitments and Contingencies

Operating Leases

The Company's significant operating leases are for office facilities in Dublin, Ireland; Manchester, the United Kingdom; Amsterdam, the Netherlands; Frankfurt, Germany; Paris, France; Johannesburg, South Africa; Melbourne, Australia; Atlanta, Georgia; Dallas, Texas and Portland, Oregon. Total rent expense under operating leases was approximately US$448,000, US$1,207,000 and US$2,072,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

The Company rents office facilities in Dublin, Ireland beneficially owned by the LHWL partnership, a partnership in which Neil Wilson and Peter Lennon, the Chairman and a Director of the Company respectively, are partners. Rent of US$77,000, US$95,000 and US$106,900 was paid in respect of these buildings in the years ended December 31, 1999, 2000 and 2001 respectively.

The Company also rents office facilities in Dublin, Ireland from Arvey Limited, a company incorporated in the Republic of Ireland in which Neil Wilson has an interest. Rent of US$57,000, US$50,000 and US$45,000 was paid in respect of these office facilities in the years ended December 31, 1999, 2000 and 2001, respectively.

The Company has previously rented premises in Atlanta, Georgia which are owned by JNJ Enterprises in which Neil Wilson and James Peters, both officers of the Company, have an interest. Rent of US$78,000, US$72,000 and US$nil was paid in respect of these premises in the years ended December 31, 1999, 2000 and 2001, respectively. The Company has since vacated these premises.

Future minimum lease payments, at December 31, 2001, are as follows (in thousands):

2002	1,922
2003	1,768
2004	1,665
2005	1,297
2006	635
Thereafter	141
Total	$7,428

Employment Agreements

As of December 31, 2001, the Company had entered into employment contracts with 11 employees for terms expiring through August 2003. The agreements provide for severance of not more than US$23,000 per month for termination of employment for any reason other than cause. The benefits are to be paid for varying terms of 18 months through the remaining term of the agreement.

9 Government Grants

Under employment grant agreements between the Company and Enterprise Ireland (an Irish government agency) the Company has offset grants received against related payroll expense amounts of US$17,000, US$38,000 and US$58,000 in the years ended December 31, 1999, 2000 and 2001, respectively. Under the terms of the agreements between the Company and Enterprise Ireland, these grants may be repaid to Enterprise Ireland in certain circumstances, principally the failure to maintain the related jobs for a period of five years from the payment of the first installment of the related employment grant. The Company has complied with the terms of the grant agreements through December 31, 2001.

Under research and development grant agreements between the Company and Enterprise Ireland the Company has offset grants received of US$242,000 against related research and development expenditure for the year ended December 31, 1999. Under the terms of the agreements between the Company and Enterprise Ireland, these grants may be repaid to Enterprise Ireland in certain circumstances, principally the disposal by the Company of intellectual property arising from the grant aided research and development. The Company has not disposed of any such intellectual property through December 31, 2001.

Under a marketing grant agreement between the Company and the Irish Trade Board, the Company received marketing grants and related loans of US$87,000 in the year ended December 31, 1999. In the year ended December 31, 1999, the Company received US$73,000 of this amount, in the form of a non-interest bearing loan which is repayable at rates linked to future revenues earned in the related markets. If the repayments calculated as a percentage of sales are not sufficient to repay the loan in full, the Irish Trade Board may write off the balance provided they are satisfied with the information provided about the sales achieved. The Company has credited related loan amounts to the balance sheet liability account "Current portion of government grants repayable". As at December 31, 2001 all such loans have been repaid in full. In the years ended December 31, 1999, US$14,000 was recorded as non-repayable grants and this amount has been offset against related sales and marketing expenses in that year.

10 Segmental Information

The Company operates in a single operating segment, being the provision of technology products and services to the travel industry. The Company markets its software products and related services in Ireland, the United States, the Netherlands, the United Kingdom and other parts of the world.

The following is a summary of enterprise-wide geographic area information (in thousands):

	December 31,		
	1999	2000	2001
(In thousands)			
Long lived assets, net			
Country of Domicile -			
Ireland	$750	$1,794	$1,583
Foreign Countries -			
United States	784	6,235	3,141
United Kingdom	–	640	559
The Netherlands	27	27	66
Other	4	53	120
Consolidated total	$1,565	$8,749	$5,469

	Year ended December 31,		
	1999	2000	2001
(In thousands)			
Revenue			
Country of Domicile -			
Ireland	$679	$1,745	$636
Foreign Countries -			
United Kingdom	4,048	9,124	8,895
United States	4,414	14,180	8,737
Other European Countries	3,589	4,049	4,886
Asia Pacific	–	2,774	2,642
Canada	–	–	2,346
Other	343	1,450	971
Consolidated total	$13,073	$33,322	$29,113

11 Net Loss per Ordinary Share

All Ordinary Shares:

	Year ended December 31,		
	1999	2000	2001
(In thousands, except share and per share data)			
Numerator:			
Net loss	$(7,432)	$(65,768)	$(98,257)
Denominator:			
Weighted average ordinary shares - basic and diluted	19,024,428	46,836,829	65,708,256
Basic and diluted net loss per ordinary share	(0.39)	(1.40)	(1.50)

The effect of the various convertible redeemable shares and share options issued during 1999, 2000 and 2001 (Note 6) have not been included in the computation of diluted net loss per share in the year ended December 31, 1999, 2000 and 2001 as to do so would have been antidilutive.